Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2021 Unaudited Financial Results

HONG KONG, March 11, 2022 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Operational Highlights

•	Total number of paying clients[1] increased 140.8% year-over-year to 1,244,222 as of December 31, 2021.

•	Total number of registered clients[2] increased 93.8% year-over-year to 2,751,239 as of December 31, 2021.

•	Total number of users[3] increased 45.8% year-over-year to 17.4 million as of December 31, 2021.

•	Total client assets increased 43.0% year-over-year to HK$407.8 billion as of December 31, 2021.

•	Daily average client assets were HK$428.0 billion in the fourth quarter of 2021, an increase of 75.1% from the same period in 2020.

•	Total trading volume in the fourth quarter of 2021 increased 1.3% year-over-year to HK$1.2 trillion, in which trading volume for US stocks was HK$777.2 billion, trading volume for Hong Kong stocks was HK$402.9 billion, and trading volume for stocks under the Stock Connect was HK$43.8 billion. Total trading volume in 2021 increased 77.2% year-over-year to HK$6.1 trillion.

•	Daily average revenue trades (DARTs)[4] in the fourth quarter of 2021 increased 17.6% year-over-year to 543,806. DARTs in 2021 increased 93.5% year-over-year to 640,581.

•	Margin financing and securities lending balance increased 55.3% year-over-year to HK$30.3 billion as of December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Total revenues increased 35.1% year-over-year to HK$1,602.8 million (US$205.5 million).

•	Total gross profit increased 46.8% year-over-year to HK$1,386.0 million (US$177.7 million).

•	Net income decreased 6.3% year-over-year to HK$498.8 million (US$64.0 million).

•	Non-GAAP adjusted net income[5] decreased 3.5% year-over-year to HK$533.4 million (US$68.4 million).

Full Year 2021 Financial Highlights

•	Total revenues increased 114.9% year-over-year to HK$7,115.3 million (US$912.3 million).

•	Total gross profit increased 126.0% year-over-year to HK$5,909.3 million (US$757.6 million).

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment.

•	Net income increased 112.0% year-over-year to HK$2,810.2 million (US$360.3 million).

•	Non-GAAP adjusted net income increased 113.3% year-over-year to HK$2,909.1 million (US$373.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “Despite sluggish equities market performance, we continued to deliver strong operating and financial results in the fourth quarter of 2021.”

“As of year-end, our paying clients surpassed 1.2 million, up 140.8% year-over-year, representing another year of rapid client base expansion. We exceeded our full-year paying client guidance by adding approximately 728 thousand paying clients in 2021. Despite the negative impacts from a series of headline news in the fourth quarter, we still achieved positive net paying client addition across all markets and maintained approximately 97% quarterly paying client retention. About 90% of new paying clients in the quarter came from Hong Kong, Singapore and the U.S.”

“Total client assets came down sequentially to HK$407.8 billion, representing a 43.0% year-over-year growth and 3.8% quarter-over-quarter decline. The decline was mainly due to marked-to-market loss and, to a lesser extent, asset outflow post the headline news. However, net asset inflow remained positive in each market, totaling over HK$10 billion. In Singapore, average client assets increased 25.7% sequentially, thanks to robust asset inflow across client cohorts and the higher-quality clients we acquired in the fourth quarter.”

“Total trading volume was HK$1.2 trillion, up 1.3% year-over-year. The 9.2% sequential decline can be mainly attributed to fewer trading days in the quarter, despite a higher trading turnover of 3.1 times. Hong Kong stock trading volume declined quarter-over-quarter amid deteriorating market sentiments, while U.S. stock trading increased on the back of elevated trading volume in some U.S. tech names, higher options trading volume and higher trading volume from Singapore clients.”

“Futu Securities International (Hong Kong) Limited established wealth management partnerships with four reputable fund houses, including Fidelity and AXA. We also expanded our wealth management partners in Singapore to 20. Total client assets in wealth management reached HK$18.8 billion, up 83.5% year-over-year and 6.2% quarter-over-quarter. We distributed a flagship multi-asset hedge fund from a leading global alternative asset manager, which was met with high client demand. We ended the quarter with a 120.3% sequential increase in private fund asset balance. In the fourth quarter, we also launched auto-rebalancing function for our mutual fund portfolio product.”

“Futu I&E had 236 IPO and IR clients and 400 ESOP clients as of quarter-end, up 124.8% and 151.6% year-over-year, respectively. We acted as joint bookrunners for several high-profile HK IPOs, including that of SenseTime, to which we contributed over 20% of the retail subscribers.”

Fourth Quarter 2021 Financial Results

Revenues

Total revenues were HK$1,602.8 million (US$205.5 million), an increase of 35.1% from HK$1,186.4 million in the fourth quarter of 2020.

Brokerage commission and handling charge income was HK$856.9 million (US$109.9 million), an increase of 19.3% from the fourth quarter of 2020. The rise was mainly driven by an increase in blended commission rate from 5.9bps to 7.0bps.

Interest income was HK$617.6 million (US$79.2 million), an increase of 83.3% from the fourth quarter of 2020. The increase in interest income was mainly due to higher margin financing income on the back of higher daily average margin financing balance, despite lower IPO financing interest income amid a less active IPO market.

Other income was HK$128.3 million (US$16.4 million), a decrease of 2.2% from the fourth quarter of 2020. The decrease was primarily due to lower IPO financing service charge income, partially offset by higher currency exchange service income, underwriting fee income and funds distribution service income.

Costs

Total costs were HK$216.9 million (US$27.8 million), a decrease of 10.4% from HK$242.2 million in the fourth quarter of 2020.

Brokerage commission and handling charge expenses were HK$87.7 million (US$11.2 million), a decrease of 34.2% from the fourth quarter of 2020. The expenses declined year-over-year due to an upgraded service package with our U.S. clearing house and lower IPO financing service charge expenses.

Interest expenses were HK$55.6 million (US$7.1 million), a decrease of 13.7% from the fourth quarter of 2020. The decrease was due to lower IPO financing interest expenses, partially offset by higher interest expenses associated with our securities borrowing and lending business. Interest expenses for margin financing didn’t rise in tandem with margin financing interest income due to lower funding costs.

Processing and servicing costs were HK$73.5 million (US$9.4 million), an increase of 64.8% from the fourth quarter of 2020. The increase was primarily due to an increase in cloud service fees to support overseas market expansion and process a higher number of concurrent trades.

Gross Profit

Total gross profit was HK$1,386.0 million (US$177.7 million), an increase of 46.8% from HK$944.3 million in the fourth quarter of 2020. Gross margin was 86.5%, as compared to 79.6% in the fourth quarter of 2020.

Operating Expenses

Total operating expenses were HK$825.5 million (US$105.8 million), an increase of 127.1% from HK$363.5 million in the fourth quarter of 2020.

Research and development expenses were HK$270.6 million (US$34.7 million), an increase of 66.9% from the fourth quarter of 2020. The increase was primarily due to an increase in research and development personnel to support new product offerings, build U.S. clearing capabilities, and provide more customized product experiences in international markets.

Selling and marketing expenses were HK$337.0 million (US$43.2 million), an increase of 199.6% from HK$112.5 million in the fourth quarter of 2020. The rise was due to higher marketing spending, especially in Singapore and the U.S.

General and administrative expenses were HK$217.9 million (US$27.9 million), an increase of 145.1% from the fourth quarter of 2020. The increase was primarily due to an increase in general and administrative personnel.

Net Income

Net income decreased by 6.3% to HK$498.8 million (US$64.0 million) from HK$532.5 million in the fourth quarter of 2020. The decrease was mainly due to higher spending associated with our overseas market expansion and a higher income tax rate of 12.9%. Net income margin for the fourth quarter of 2021 was 31.1%.

Non-GAAP adjusted net income decreased by 3.5% to HK$533.4 million (US$68.4 million) from the fourth quarter of 2020. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$3.26 (US$0.42), compared with HK$3.88 in the fourth quarter of 2020. Diluted net income per ADS was HK$3.22 (US$0.42), compared with HK$3.83 in the fourth quarter of 2020. Each ADS represents eight Class A ordinary shares.

Full year 2021 Financial Results

Revenues

Total revenues were HK$7,115.3 million (US$912.3 million), an increase of 114.9% from HK$3,310.8 million in 2020.

Brokerage commission and handling charge income was HK$3,913.0 million (US$501.7 million), an increase of 96.6% from HK$1,990.1 million in 2020. The increase was mainly due to the 77.2% year-over-year increase in trading volume and higher blended commission rate.

Interest income was HK$2,518.2 million (US$322.9 million), an increase of 160.8% from HK$965.6 million in 2020. The increase in interest income was mainly driven by higher margin financing interest income and higher securities borrowing and lending interest income.

Other income was HK$684.1 million (US$87.7 million), an increase of 92.6% from HK$355.1 million in 2020. The growth was primarily due to an increase in currency exchange service income, enterprise public relationship service charge income and underwriting fee income.

Costs

Total costs were HK$1,206.1 million (US$154.6 million), an increase of 73.3% from HK$696.0 million in 2020.

Brokerage commission and handling charge expenses were HK$572.2 million (US$73.4 million), an increase of 58.3% from HK$361.5 million in 2020. The expenses didn’t grow in tandem with brokerage commission and handling charges income due to an upgraded service package with our U.S. clearing house in the second half of 2021.

Interest expenses were HK$376.9 million (US$48.3 million), an increase of 103.6% from HK$185.1 million in 2020. The increase was primarily due to higher margin financing interest expenses and higher expenses associated with our securities borrowing and lending business. Interest expenses for margin financing didn’t rise in tandem with margin financing interest income due to lower funding costs.

Processing and servicing costs were HK$257.0 million (US$33.0 million), an increase of 72.0% from HK$149.4 million in 2020. The growth was primarily due to an increase in cloud service fees and data transmission fees as we continued to enhance our IT infrastructure.

Gross Profit

Total gross profit was HK$5,909.3 million (US$757.6 million), an increase of 126.0% from HK$2,614.9 million in 2020. Gross profit margin increased from 79.0% in 2020 to 83.0% in 2021.

Operating Expenses

Total operating expenses were HK$2,726.4 million (US$349.6 million), an increase of 137.7% from HK$1,147.0 million in 2020.

Research and development expenses were HK$805.3 million (US$103.3 million), an increase of 56.9% from HK$513.3 million in 2020. The increase was primarily due to an increase in research and development headcount.

Selling and marketing expenses were HK$1,392.1 million (US$178.5 million), an increase of 261.3% from HK$385.3 million in 2020. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$529.0 million (US$67.8 million), an increase of 113.0% from HK$248.4 million in 2020. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 112.0% to HK$2,810.2 million (US$360.3 million) from HK$1,325.5 million in 2020, driven by strong topline growth and stable cost structure.

Non-GAAP adjusted net income increased by 113.3% to HK$2,909.1 million (US$373.0 million) from HK$1,364.0 million in 2020. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$18.72 (US$2.40), compared with HK$10.23 in 2020. Diluted net income per ADS was HK$18.43 (US$2.36), compared with HK$10.10 in 2020. Each ADS represents eight Class A ordinary shares.

New Share Repurchase Program

The Company announced that it had repurchased US$300 million of ADSs in open market transactions, which is the maximum repurchase amount approved under its share repurchase program previously announced on November 3, 2021. In addition, the Company's board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$500 million worth of its ADSs, until December 31, 2023. The Company plans to fund the repurchases from its existing cash balance.

Under the new share repurchase program, Futu may repurchase its ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Futu's board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Friday, March 11, 2022, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/5599588. It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2021 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "5599588".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, March 19, 2022. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	5599588

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses and impairment from equity method investment. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses and impairment from equity method investment, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Impairment from equity method investment may not continue to be incurred in the business and are not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7996 to US$1.00, the noon buying rate in effect on December 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2020	2021	2021
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	1,034,668	4,555,096	584,016
Cash held on behalf of clients	42,487,090	54,734,351	7,017,584
Restricted cash	-	2,065	265
Term deposit	300,000	-	-
Short-term investments	-	1,169,741	149,974
Securities purchased under agreements to resell	-	106,203	13,616
Loans and advances (net of allowance of HK$9,075 thousand and HK$12,258 thousand as of December 31, 2020 and 2021, respectively)	18,825,366	29,587,306	3,793,439
Receivables:
Clients	735,145	469,577	60,205
Brokers	5,780,461	7,893,927	1,012,094
Clearing organizations	1,243,928	1,961,121	251,439
Fund management companies and fund distributors	297,622	72,340	9,275
Interest	19,876	50,829	6,517
Prepaid assets	11,422	18,306	2,347
Other current assets	106,887	81,594	10,461
Total current assets	70,842,465	100,702,456	12,911,232

Operating lease right-of-use assets	208,863	243,859	31,266
Long-term investments	-	23,394	2,999
Other non-current assets	286,439	568,805	72,928
Total non-current assets	495,302	836,058	107,193
Total assets	71,337,767	101,538,514	13,018,425

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2020	2021	2021
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	87,169	87,459	11,213
Payables:
Clients	46,062,842	59,127,439	7,580,830
Brokers	4,533,581	7,599,233	974,311
Clearing organizations	324,266	393,782	50,487
Fund management companies and fund distributors	127,442	56,690	7,268
Interest	5,493	15,359	1,969
Borrowings	5,482,818	6,357,405	815,094
Securities sold under agreements to repurchase	5,453,037	4,467,861	572,832
Lease liabilities - current	66,333	96,860	12,419
Accrued expenses and other current liabilities	717,183	2,176,213	279,015
Total current liabilities	62,860,164	80,378,301	10,305,438

Lease liabilities - non-current	155,898	163,719	20,990
Other non-current liabilities	14,015	10,935	1,404
Total non-current liabilities	169,913	174,654	22,394
Total liabilities	63,030,077	80,552,955	10,327,832

SHAREHOLDERS’ EQUITY
Class A ordinary shares	47	58	7
Class B ordinary shares	38	38	5
Additional paid-in capital	6,960,369	17,935,752	2,299,573
Treasury Stock	-	(1,178,755)	(151,130)
Accumulated other comprehensive income	4,974	75,994	9,742
Retained earnings	1,342,262	4,152,472	532,396
Total shareholders' equity	8,307,690	20,985,559	2,690,593
Total liabilities and shareholders' equity	71,337,767	101,538,514	13,018,425

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	718,334	856,936	109,869	1,990,138	3,913,027	501,696
Interest income	336,935	617,590	79,182	965,627	2,518,198	322,862
Other income	131,175	128,283	16,447	355,057	684,095	87,709
Total revenues	1,186,444	1,602,809	205,498	3,310,822	7,115,320	912,267
Costs
Brokerage commission and handling charge expenses	(133,166)	(87,697)	(11,244)	(361,486)	(572,159)	(73,357)
Interest expenses	(64,418)	(55,616)	(7,131)	(185,090)	(376,902)	(48,323)
Processing and servicing costs	(44,587)	(73,540)	(9,429)	(149,378)	(257,003)	(32,951)
Total costs	(242,171)	(216,853)	(27,804)	(695,954)	(1,206,064)	(154,631)
Total gross profit	944,273	1,385,956	177,694	2,614,868	5,909,256	757,636

Operating expenses
Research and development expenses	(162,105)	(270,633)	(34,698)	(513,283)	(805,325)	(103,252)
Selling and marketing expenses	(112,527)	(336,969)	(43,203)	(385,320)	(1,392,070)	(178,480)
General and administrative expenses	(88,908)	(217,901)	(27,937)	(248,404)	(529,048)	(67,830)
Total operating expenses	(363,540)	(825,503)	(105,838)	(1,147,007)	(2,726,443)	(349,562)

Others, net	(2,113)	12,169	1,560	(17,238)	2,478	318

Income before income tax expense	578,620	572,622	73,416	1,450,623	3,185,291	408,392

Income tax expense	(46,318)	(73,813)	(9,463)	(124,793)	(375,081)	(48,090)
Share of gain/(loss) from equity method investment	158	-	-	(307)	-	-

Net income	532,460	498,809	63,953	1,325,523	2,810,210	360,302

Net income attributable to ordinary shareholders of the Company	532,460	498,809	63,953	1,325,523	2,810,210	360,302

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.49	0.41	0.05	1.28	2.34	0.30
Diluted	0.48	0.40	0.05	1.26	2.30	0.30

Net income per ADS
Basic	3.88	3.26	0.42	10.23	18.72	2.40
Diluted	3.83	3.22	0.42	10.10	18.43	2.36

Weighted average number of ordinary shares used in computing net income per share
Basic	1,097,641,588	1,225,793,977	1,225,793,977	1,036,865,727	1,200,912,670	1,200,912,670
Diluted	1,112,217,169	1,240,512,753	1,240,512,753	1,050,143,014	1,219,672,508	1,219,672,508

Net income	532,460	498,809	63,953	1,325,523	2,810,210	360,302
Other comprehensive income, net of Tax
Foreign currency translation adjustment	14,500	46,936	6,018	9,420	71,020	9,104
Total comprehensive income	546,960	545,745	69,971	1,334,943	2,881,230	369,406

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income	532,460	498,809	63,953	1,325,523	2,810,210	360,302
Add: Share-based compensation expenses	14,521	34,618	4,438	32,573	98,913	12,682
Impairment from equity method investment	5,888	-	-	5,888	-	-
Adjusted net income	552,869	533,427	68,391	1,363,984	2,909,123	372,984

Non-GAAP to GAAP reconciling items have no income tax effect.